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Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 20, 2006 with respect to the financial statements and schedule of Cooper-Standard Holdings Inc. as of December 31, 2005 and 2004 and for the year ended December 31, 2005 and the period from December 24, 2004 to December 31, 2004 (Successor) and the Automotive Segment of Cooper Tire and Rubber Company for the period from January 1, 2004 to December 23, 2004 and the year ended December 31, 2003 (Predecessor), included in the Registration Statement (Form S-1 No. 333-124582) and the related prospectus of Cooper-Standard Automotive Inc. for the registration of $200,000,000 of 7% Senior Notes due 2012 and $350,000,000 of 8¾% Senior Subordinated Notes due 2014.

Troy, Michigan
April 24, 2006